1875 K Street N.W.
Washington, DC 20006-1238

Tel: 202 303 1000
Fax: 202 303 2000

March 9, 2017

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,704

Dear Ms. O’Neal-Johnson:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,704 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares MSCI International Developed ETF, a series of the Trust.

The comments were provided in a telephone conversation on January 27, 2017. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Please provide a completed fee table at least one week prior to the filing becoming effective.

Response: As requested, please find below the completed fee table:

Annual Fund Operating Expenses

(ongoing expenses that you pay each year as a

percentage of the value of your investments)

Management Fees	Distribution and Service (12b-1) Fees	Other Expenses	Total Annual Fund Operating Expenses
0.07%	None	None	0.07%

Comment 2: The Staff notes that the Fund generally will invest at least 90% of its assets in the component securities of the MSCI World ex USA Investable Market Index (the “Underlying Index”) and in investments that have economic characteristics that are substantially identical to the component securities of the Underlying Index (i.e., depositary receipts representing securities of the Underlying Index). Please confirm whether derivatives may be included in this 90% basket. Additionally, please be aware of the Trust’s obligations to (A) mark-to-market any derivatives held by the Fund, and (B) appropriately disclose the Fund’s use of derivatives consistent with the Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute (the “Barry Miller Letter”).

Response: The Trust confirms that investments in derivatives are not included in the 90% basket. The Trust acknowledges its obligations to mark-to-market the derivatives held by the Fund. The Trust believes that the derivatives disclosure in the prospectus for the Fund is consistent with the guidance provided in the Barry Miller Letter.

Comment 3: Please confirm whether the Underlying Index is currently concentrated in a particular industry. If so concentrated, please disclose such concentration in the Fund’s prospectus.

Response: Currently, the Underlying Index is not concentrated in any particular industry. The Trust respectfully notes that the “Principal Investment Strategies” section of the Fund’s prospectus contains disclosure that “Components of the Underlying Index primarily include consumer discretionary, financials and industrials companies,” and each of such industries is included as a principal risk for the Fund. The Trust notes that the industry concentration of the Underlying Index is likely to change over time.

Comment 4: For purposes of determining industry concentration, please consider a “look-through” of private activity municipal bonds to determine whether a fund is concentrating in a particular industry (e.g., airports).

Response: The Fund is not a municipal fund and does not intend to invest in private activity municipal bonds.

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre
Patrick Ekeruo
Michael Gung
Seong Kim